Exhibit 12.1

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (in thousands):

	Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Net loss	$(8,997)	$(72,928)	$(40,060)	$(25,809)	$(16,249)
Fixed charges	2,118	2,056	1,343	235	—
Less: Interest capitalized	—	—	—	—	—

Total earnings (1)	(6,879)	(70,872)	(38,717)	(25,574)	(16,249)

Fixed charges:
Interest expense	2,118	2,056	1,343	235	—

Total fixed charges	2,118	$2,056	$1,343	$235	$—

Ratio of earnings to fixed charges	—	—	—	—	—

(1)	For the purpose of computing the ratio of earnings to fixed charges, earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized. Due to our losses for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, earnings were insufficient to cover fixed charges for these periods. The amount of the coverage deficiency was $6,879, $70,872, $38,717, $25,574 and $16,249 for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively.